Exhibit 99.1

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE

UNITED STATES

For Immediate Release

Nexen Announces $150 Million Preferred Share Issue

Calgary, Alberta, February 27, 2012 — Nexen Inc. (TSX, NYSE: NXY) announced today that we will issue 6 million cumulative redeemable class A rate reset preferred shares, series 2 (the “Series 2 Shares”) at a price of $25 per share, for aggregate gross proceeds of $150 million on a bought deal basis to a syndicate of underwriters co-led by TD Securities Inc. and Scotiabank.

Nexen has granted the underwriters an option, exercisable prior to closing, to purchase up to an additional 2 million Series 2 Shares at $25.00 per share. If the option is exercised in full, the aggregate gross proceeds would be $200 million.

The holders of the Series 2 Shares will be entitled to receive a fixed cumulative dividend at an annual rate of $1.25 per Series 2 Share, payable quarterly, yielding 5.0 per cent per annum, for the initial fixed rate period ending March 31, 2017. Thereafter, the dividend rate will be reset every five years at a rate equal to the then current five-year Government of Canada bond yield plus 3.59 per cent. The Series 2 Shares are redeemable by Nexen, at our option, on March 31, 2017, and on March 31 of every fifth year thereafter.

The holders of Series 2 Shares will have the right, at their option, to convert their shares into cumulative redeemable class A floating rate preferred shares, series 3 (the “Series 3 Shares”), subject to certain conditions, on March 31, 2017 and on March 31 every fifth year thereafter. The holders of the Series 3 Shares will be entitled to receive quarterly floating rate cumulative dividends at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 3.59 per cent.

The net proceeds of the offering may be used to reduce Nexen’s indebtedness, for capital expenditures and for general corporate purposes. The offering is anticipated to close on or about March 7, 2012, and is subject to the receipt of all necessary regulatory approvals.

The Series 2 Shares will be offered in Canada by way of prospectus supplement to the short form base shelf prospectus of Nexen dated June 15, 2011.  The prospectus supplement will be filed with securities regulatory authorities in all provinces of Canada.

This press release is not an offer of securities for sale in the United States. The securities being offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended and accordingly may not be offered or sold in the United States of America or to or for the account of U.S. persons.

Nexen Inc. is an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. Nexen is focused on three growth strategies: oil sands and shale gas in Western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico. Nexen adds value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

For investor relations inquiries contact: Janet Craig Vice President, Investor Relations (403) 699-4230	For media & general inquiries contact: Pierre Alvarez Vice President, Corporate Relations (403) 699-6291

801 — 7th Ave SW

Calgary, Alberta, Canada T2P 3P7

www.nexeninc.com

Forward-Looking Statements

Certain statements in this release constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). This forward-looking information includes, among others, statements regarding: the public offering of the Series 2 Shares; the closing of the public offering of the Series 2 Shares; and the use of proceeds from the public offering of the Series 2 Shares.

All of the forward-looking statements in this release are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve volumes; commodity price and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund our capital and operating requirements as needed; and the extent of our liabilities. We believe the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof and, except as required by law, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers should also refer to the Risk Factors contained in our 2011 Annual Information form, and to the Quantitative Disclosures about Market Risk and our Forward Looking Statements contained in our 2011 Management Discussion and Analysis.